Exhibit 99.1

Interim Financial Information

Flex LNG Ltd.

Third Quarter 2024
November 12, 2024

November 12, 2024 - Hamilton, Bermuda
Flex LNG Ltd. ("we", "us", "our", "Flex LNG", or the “Company”) today announced its unaudited financial results for the nine months ended September 30, 2024.
Highlights:
A summary of our financial highlights for the quarter are below:
	Q3 2024	Q2 2024
Vessel operating revenues	$90.5m	$84.7m
Net income	$17.4m	$21.8m
Earnings per share (basic)	$0.32	$0.41

Cash and cash equivalents	$289.5m	$370.2m
Vessels and equipment, net	$2,171.7m	$2,190.0m
Long-term debt	$(1,673.1)m	$(1,760.4)m

Non-GAAP Measures [1]
Time Charter Equivalent rate	$75,426	$72,385
Adjusted EBITDA	$70.4m	$63.2m
Adjusted net income	$28.7m	$30.4m
Adjusted earnings per share (basic)	$0.53	$0.56

(1)
Time Charter Equivalent rate, Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are non-GAAP measures. A reconciliation to the most directly comparable GAAP measure is included at the end of this earnings report.

A summary of key events for the quarter:
•
In August and September 2024, we have extended the duration of our interest rate swaps portfolio by utilizing some of the unrealized gains to enter into three new swaps at attractive fixing levels. As at September 30, 2024, the Company has SOFR based interest rate swaps with an aggregate notional principal of $635 million. The weighted average interest rate is 1.96% with weighted average duration of 4.0 years;

•
In September 2024, we signed and completed a $270 million term and revolving credit facility (the "$270 Million Facility"). The $270 Million Facility is in respect of Flex Aurora and Flex Ranger, and this re-financed the amounts outstanding under the previous $375 Million Facility, in respect of Flex Aurora, Flex Ranger and Flex Endeavour. Flex Endeavour was unencumbered as at September 30, 2024. The $270 Million Facility is comprised of a $90.0 million term loan facility with a 6-year repayment profile and a non-amortizing $180.0 million revolving credit facility, resulting in an average age-adjusted repayment profile of 22 years;

•
In September 2024, the Company signed a sale and leaseback agreement with an Asian-based lease provider for the vessel, Flex Endeavour (the "Flex Endeavour Sale and Leaseback"). Under the terms of the agreement, the vessel was sold for a consideration of $160.0 million, with a bareboat charter of

1 Flex LNG Ltd. Third Quarter Results 2024

approximately 9.9 years. The bareboat rate payable under the lease has a fixed element based on a fixed rate of interest and a variable element based on term SOFR plus a margin. The Company has the options to terminate the lease and repurchase the vessel at fixed price after approximately 8.5 years. The financing was closed with net proceeds of $160.0 million in early October 2024;
•
In November 2024, the Company signed an amendment under the Flex Enterprise $150 Million Facility to convert the non-amortizing term loan tranche of $83.7 million to a non-amortizing revolving credit facility. The Company's revolving credit facility capacity has therefore increased from $330.0 million as at September 30, 2024 to $413.7 million. The amendment is effective from Q4 2024;

•
In November 2024, the charterer of Flex Courageous and Flex Resolute, agreed to amend and extend by way of addendum to the existing time charters, to include a new firm period from 2029 to 2032 following the last two year option under the original time charter contract. The addendum includes additional options for the Charterer to extend each vessel by up to seven years in periods of two years, two years and three years;

•
In November 2024, the charterer of Flex Constellation sent notice that they will not utilize their extension option under the time charter. The vessel is expected to be re-delivered from the existing contract late in the first quarter of 2025. Following the re-delivery, the vessel will be marketed for short and long-term contracts;

•	The Company declared a dividend for the third quarter 2024 of $0.75 per share. The dividend is payable on or about December 11, 2024 to shareholders, on record as of November 27, 2024.
2 Flex LNG Ltd. Third Quarter Results 2024

Øystein M Kalleklev, CEO of Flex LNG Management AS, commented:
"Third quarter results came in as expected. Revenues were $90.5 million in line with guidance of ~$90 million, Adjusted EBITDA was $70.4 million, spot on guidance of ~$70 million and our average Time Charter Equivalent (TCE) rate was $75,426 per day, also in line with guidance of $75,000 to 77,000 per day. Adjusted Net Income, where we only include realized gains and losses on derivatives, came in at $28.7 million, corresponding to an adjusted Earnings Per Share (EPS) of $0.53. The slump in interest rates during the third quarter on the back of the sharp interest rate cut by Fed, adversely affected our ordinary earnings due to $10.5 million in unrealized losses on interest rate swaps. However, we utilized this window to significantly increase our hedging duration at a favorable time and recouped more than the third quarter unrealized loss just in the month of October alone.
During this winter season, the freight market has come under pressure due to a combination of high fleet growth, relatively small arbitrage between Europe and Asia, marginal intra-month arbitrage disincentivizing floating storage while export volume growth remains lackluster at about 1%. Hence, we have seen spot rates behaving totally different from the seasonal norm in the fourth quarter with spot rates for modern tonnage being pushed down to the $20,000s where you effectively trade steam tonnage out of the market. As we have 100% charter coverage for the year and a substantial backlog, our exposure to the spot market is limited to one ship, Flex Artemis, on a variable Time Charter linked to the spot market rates. Hence, we expect only marginal changes in the fourth quarter with revenues expected to come in close to $90.0 million versus $90.5 million in the third quarter.
We are also pleased to announce additional backlog with the extension of Flex Courageous and Flex Resolute. These two LNG carriers commenced a 3+2+2 year time charter with a supermajor during first quarter of 2022, where the charterer during the first quarter utilized its first extension option from 2025 to 2027. We have now agreed an amendment of the time charter where we have added a firm three-year period from 2029 to 2032 and where the charterer has the right to extend the time charter for additional periods until 2039. Since reporting in August, we have executed the announced $430 million refinancing where we have improved our overall financing terms while at the same time raising net cash proceeds of $97 million. As we closed the last JOLCO financing of Flex Endeavour on October 3, our pro-forma cash following this refinancing subsequent to quarter-end was $450 million.
The Board has decided to declare once again an ordinary dividend per share of $0.75. This is the thirteenth consecutive time we have paid an ordinary dividend of $0.75 per share. We have also during this period paid special dividends on three separate occasions underlining the stability of our business. This dividend corresponds to an annualized dividend yield of approximately 13% which we do hope will make it attractive for our investors to stay invested in Flex LNG. Our dividend continues to be supported by strong financial performance, a solid financial position coupled with a substantial backlog with minimum charter backlog of 50 years which may grow to 82 years in the event charterers utilized all their extension options."
3 Flex LNG Ltd. Third Quarter Results 2024

Business Update and Fleet Overview
All of the vessels in our fleet have contracts for the remaining days in 2024. For 2025, the firm contract coverage is 91%. At the date of this report, the aggregate firm contract backlog for the fleet is 44 years based on the earliest charter expirations, which could increase to 62 years if our charterers exercise all of the contracted options. Upon finalization of the recently announced Flex Resolute and Flex Courageous time charters, the charter expiration period would increase to 50 years, which could increase to 82 years if the our charterers exercise all of the contracted options.
There were no drydocks in the third quarter 2024, and we achieved technical uptime, on our vessels of 100.0%.
For the remainder of 2024 and the full year 2025 respectively, we have 7.7% and 13.8% exposure to the spot market depending on charterers' exercising the extension options. The 2024 market exposure is related to our market-linked variable hire contract for Flex Artemis.
The following table sets forth an overview of our fleet as of November 12, 2024:
Vessel Name	Year Built	Shipyard(1)	Cargo Capacity (cbm)	Propulsion(2)	Boil off rate	Charter expiration(3)	Expiration with Charterer options(4)
Flex Endeavour	2018	HO	173,400	MEGI+PRS	0.075%	Q1 2032	Q1 2033
Flex Enterprise	2018	HO	173,400	MEGI+PRS	0.075%	Q2 2029	NA
Flex Ranger	2018	SHI	174,000	MEGI	0.085%	Q1 2027	NA
Flex Rainbow	2018	SHI	174,000	MEGI	0.085%	Q1 2033	NA
Flex Constellation	2019	HO	173,400	MEGI+PRS	0.075%	Q1 2025	NA
Flex Courageous(5)	2019	HO	173,400	MEGI+PRS	0.075%	Q1 2027	Q1 2039
Flex Aurora	2020	HSHI	174,000	X-DF	0.085%	Q2 2026	Q2 2028
Flex Amber	2020	HSHI	174,000	X-DF	0.085%	Q2 2029	NA
Flex Artemis	2020	HO	173,400	MEGI+FRS	0.035%	Q3 2025	Q3 2030
Flex Resolute(5)	2020	HO	173,400	MEGI+FRS	0.035%	Q1 2027	Q1 2039
Flex Freedom	2021	HO	173,400	MEGI+FRS	0.035%	Q1 2027	Q1 2029
Flex Volunteer	2021	HSHI	174,000	X-DF	0.085%	Q1 2026	Q1 2028
Flex Vigilant	2021	HSHI	174,000	X-DF	0.085%	Q2 2031	Q2 2033

(1) As used in this report, "HO" means Hanwha Ocean (formerly known as Daewoo Ship building and Marine Engineering Co. Ltd.), "SHI" means Samsung Heavy Industries, and "HSHI" means Hyundai Samho Heavy Industries Co. Ltd. Each is located in South Korea.
(2) "MEGI" refers to M-type Electronically Controlled Gas Injection propulsion systems and "X-DF" refers to Generation X Dual Fuel propulsion systems. "FRS" and "PRS" refers to Full or Partial Re-liquefaction Systems.
4 Flex LNG Ltd. Third Quarter Results 2024

(3) The expiration of our charters is considered the firm period known to the Company as of November 12, 2024, however these are generally subject to re-delivery windows ranging from 15 to 45 days before or after the expiration date.
(4) Where charterers have extension option(s) to be declared on a charter; the expiration provided assumes all extension options have been declared by the charterer for illustrative purposes.
(5) In November 2024, the charterer of Flex Courageous and Flex Resolute, agreed to amend and extend the existing time charters, to include a new firm period from 2029 to 2032 which may be extended by an additional seven years in total until 2039. The contracts are subject to final documentation and standard closing procedures.
Finance update
As of September 30, 2024, the Company had cash and cash equivalents of $289.5 million, which includes an aggregate of $330.0 million of fully drawn revolving tranches under the $270 Million Facility and the $290 Million Facility.
As of September 30, 2024, the Company had total long-term debt of $1,673.1 million, with the current portion of $95.4 million and non-current portion of $1,577.7 million.
In September 2024, the Company signed and completed a $270 million term and revolving credit facility (the "$270 Million Facility"). The $270 Million Facility, is in respect of Flex Aurora and Flex Ranger, and this re-financed the amounts outstanding under the previous $375 Million Facility, in respect of Flex Aurora, Flex Ranger and Flex Endeavour. Flex Endeavour was unencumbered as at September 30, 2024. The facility is comprised of a $90.0 million term loan facility with a 6-year repayment profile and a non-amortizing $180.0 million revolving credit facility, resulting in an average age-adjusted repayment profile of 22 years. The facility has an interest rate of SOFR plus 185 basis points.
In September 2024, the Company signed a sale and leaseback agreement with an Asian-based lease provider for the vessel, Flex Endeavour (the "Flex Endeavour Sale and Leaseback"). Under the terms of the agreement, the vessel was sold for a consideration of $160.0 million, with a bareboat charter of approximately 9.9 years. The bareboat rate payable under the lease has a fixed element based on a fixed rate of interest and a variable element based on term SOFR plus a margin. The Company has the option to terminate the lease and repurchase the vessel at fixed price after approximately 8.5 years. The financing was closed with net proceeds of $160.0 million in early October 2024.
As a result of the re-financings, the Company received net cash proceeds of approximately $96.7 million.
5 Flex LNG Ltd. Third Quarter Results 2024

In order to reduce the risks associated with fluctuations in interest rates, the Company has entered into interest rate swap transactions, whereby floating rate has been swapped to a fixed rate of interest. In September 2024, the Company terminated fourteen interest rate swap agreements with an aggregate notional principal of $420.0 million and concurrently entered into three new swap agreements with an aggregate notional principal of $425.0 million. The terminated swaps had a remaining weighted average duration of 2.4 years whereas the new swaps have a weighted average duration of 3.9 years and a weighted average fixed rate of 1.64%.
In connection with the refinancing of the $375 Million Facility, the Company further terminated two swaps with an aggregate notional value of $40.0 million and with a remaining duration of 0.5 years. The two swaps had a positive fair value at the date of termination, of which $0.2 million was received by way of cash settlement.
As of September 30, 2024, the Company has fixed interest rates on an aggregate notional principal amount of $635.0 million. The interest rate swaps have a fixed rate of interest based on SOFR with a weighted average fixed interest rate of 1.96% and a weighted average duration of 4.0 years.
Results for the three months ended September 30, 2024 and June 30, 2024
The Company recorded vessel operating revenues of $90.5 million for the third quarter 2024, compared to $84.7 million in the second quarter 2024. The increase in revenue is due to a seasonal increase in the spot market rates, which affected the variable rate hire contract for one vessel, Flex Artemis. In addition, the drydocking of Flex Constellation and Flex Courageous resulted in more offhire days in the second quarter 2024 as compared to third quarter 2024.
Voyage expenses, which include voyage specific expenses, broker commissions and bunker consumption, were $0.3 million in the third quarter 2024, compared to $0.7 million in the second quarter 2024.
Vessel operating expenses were $17.8 million in the third quarter 2024, compared to $17.8 million in the second quarter 2024.
Administrative expenses were $1.9 million in the third quarter 2024, compared to $2.7 million in the second quarter 2024.
Depreciation was $19.0 million in the third quarter 2024, compared to $18.9 million in the second quarter 2024.
Interest income was $0.9 million in the third quarter 2024, compared to $1.1 million in the second quarter 2024.
Interest expense was $26.3 million in the third quarter 2024, compared to $27.1 million in the second quarter 2024.
6 Flex LNG Ltd. Third Quarter Results 2024

Extinguishment costs of long-term debt were $0.6 million in the third quarter 2024, compared to $nil in the second quarter 2024.
The Company recorded a loss on derivatives of $8.0 million in the third quarter 2024, which includes a net unrealized loss of $10.5 million as a result of the change in fair value of our interest rate swap derivatives and a net realized gain of $2.5 million on interest rate swap settlements in the period. This compares to a gain on derivatives for the second quarter 2024 of $3.5 million, which included a net unrealized loss of $3.4 million and a net realized gain of $6.8 million.
The Company recorded a foreign exchange gain of $0.1 million in the third quarter 2024, compared to a $0.1 million gain in the second quarter 2024.
The Company recorded other financial items expense of $0.1 million in the third quarter 2024, compared to an expense of $0.2 million in the second quarter 2024.
Net income for the third quarter 2024 was $17.4 million and basic earnings per share were $0.32, compared to a net income of $21.8 million and basic earnings per share of $0.41 for the second quarter 2024.
Adjusted EBITDA1 was $70.4 million for the third quarter 2024, compared to $63.2 million for the second quarter 2024.
Adjusted net income1 for the third quarter 2024 was $28.7 million and adjusted earnings per share of $0.53, compared to an adjusted net income of $30.4 million and adjusted earnings per share of $0.56 for the second quarter 2024.
The time charter equivalent rate1 for the third quarter 2024 was $75,426 per day compared to $72,385 per day for the second quarter 2024.

1 Time Charter Equivalent rate, Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are non-GAAP measures. A reconciliation to the most directly comparable GAAP measure is included in the end of this earnings report.
7 Flex LNG Ltd. Third Quarter Results 2024

Results for the nine months ended September 30, 2024 and September 30, 2023
Vessel operating revenues were $265.4 million for the nine months ended September 30, 2024 compared to $273.8 million for the nine months ended September 30, 2023. The decrease in vessel operating revenues is due to the decline in the spot market affecting Flex Artemis as well as declaration of extension options for Flex Resolute and Flex Courageous in 2024 resulting in a negative revenue recognition effect. These two time charters are the only time charters in our contract portfolio with lower optional rate than the initial firm period. These two effects are offset by the Company completing two drydocks in 2024 compared to four drydocks in 2023, thus resulting in lower off-hire for the period.
Voyage expenses, which include voyage specific expenses, broker commissions and bunker consumption, were $1.6 million for the nine months ended September 30, 2024 compared to $1.5 million for the nine months ended September 30, 2023.
Vessel operating expenses were $52.3 million for the nine months ended September 30, 2024, compared to $49.9 million for the nine months ended September 30, 2023. The increase in vessel operating expenses is a result of some of the vessels reaching running hour milestones resulting in additional cost in relation to routine main engine and auxiliary engine servicing.
Administrative expenses were $7.1 million for the nine months ended September 30, 2024 compared to $8.4 million for the nine months ended September 30, 2023. The decrease in administrative expenses is principally due to a decrease in performance related bonuses in 2024 when compared to 2023.
Depreciation for the nine months ended September 30, 2024 amounted to $56.5 million compared to $54.6 million for the nine months ended September 30, 2023. The increase in depreciation is as a result of six drydocks completed between 2023 and 2024, which were capitalized at a higher cost than the initial drydock component capitalized upon the delivery of each vessel from the shipyard.
Interest income was $3.0 million in the nine months ended September 30, 2024, compared to $3.9 million in the nine months ended September 30, 2023.
Interest expense was $80.1 million in the nine months ended September 30, 2024, compared to $81.1 million in the nine months ended September 30, 2023.
Extinguishment costs of long-term debt were $0.6 million in the nine months ended September 30, 2024, compared to $10.2 million in the nine months ended September 30, 2023. In 2023, the Company recorded an unrealized write-off of unamortized debt issuance costs of $8.8 million and direct exit costs of $1.4 million in relation to the
8 Flex LNG Ltd. Third Quarter Results 2024

extinguishment of the $629 Million Facility and the Flex Amber Sale and Leaseback as part of the Company's refinancing under the balance sheet optimization programme.
The Company recorded a gain on derivatives of $2.7 million in the nine months ended September 30, 2024, which includes a net unrealized loss on derivatives of $13.1 million and a net realized gain of $15.9 million. This compares to a gain on derivatives of $29.9 million in the nine months ended September 30, 2023, which includes a net unrealized gain of $12.0 million and a net realized gain of $17.9 million. The net unrealized gain or loss on derivatives is primarily derived from the movements in the fair value of the interest rate swaps which will fluctuate based on changes in the total notional amount and the movement in the long-term floating rate of interest during the period. The realized gain/(loss) on derivative settlements will be affected by changes in the shorter term floating rate of interest compared to the respective agreements' fixed rate of interest.
The Company recorded a foreign exchange loss of $0.2 million in the nine months ended September 30, 2024, compared to a loss of $0.6 million in the nine months ended September 30, 2023.
The Company recorded other financial items expense of $0.2 million in the nine months ended September 30, 2024, compared to an expense of $0.6 million in the nine months ended September 30, 2023.
The Company reported a net income of $72.5 million and basic earnings per share of $1.35 for the nine months ended September 30, 2024, compared to a net income of $100.6 million and basic earnings per share of $1.87 for the nine months ended September 30, 2023.
Adjusted EBITDA2 for the nine months ended September 30, 2024, was $204.2 million compared to $213.4 million for the nine months ended September 30, 2023.
Adjusted net income2 for the nine months ended September 30, 2024, was $97.0 million and basic adjusted earnings per share of $1.80, compared to an adjusted net income of $99.5 million and basic adjusted earnings per share of $1.85 for the nine months ended September 30, 2023.
The time charter equivalent rate2 for the nine months ended September 30, 2024, was $74,796 per day compared to $78,888 per day for the nine months ended September 30, 2023.

2 Time Charter Equivalent rate, Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are non-GAAP measures. A reconciliation to the most directly comparable GAAP measure is included in the end of this earnings report.
9 Flex LNG Ltd. Third Quarter Results 2024

Cash Flow for the three months ended September 30, 2024 and June 30, 2024
Total cash, cash equivalents and restricted cash was $289.6 million as at September 30, 2024, compared to $370.3 million as at June 30, 2024.
Net cash provided by operating activities in the third quarter 2024 was $48.2 million, compared to $47.5 million in the second quarter 2024. In the third quarter 2024, net income, after adjusting for non-cash items, was $48.4 million compared to $45.0 million in the second quarter 2024. Drydocking expenditure was $0.8 million for the third quarter 2024, compared to $6.5 million for the second quarter 2024 and the Company had positive working capital adjustments of $0.6 million for the third quarter 2024, compared to positive working capital adjustments of $9.0 million in the second quarter 2024.
Net cash used in investing activities was $0.0 million in the third quarter 2024 and $nil in the second quarter 2024.
Net cash used in financing activities was $129.0 million in the third quarter 2024, compared to $60.7 million used in financing activities in the second quarter 2024.
Balance Sheet as at September 30, 2024
In the nine months ended September 30, 2024, the net book value of vessels and equipment was $2,171.7 million compared to $2,217.3 million as at December 31, 2023. The movement is explained by depreciation of $56.5 million and drydocking additions of $10.9 million, of which $0.5 million relates to long lead items for planned five-year special surveys in 2025.
As at September 30, 2024, total long-term debt was $1,673.1 million, compared to $1,812.1 million as at December 31, 2023, of which the current portion of long-term debt was $95.4 million and $103.9 million respectively.
In the nine months ended September 30, 2024, the following material factors resulted in an increase in the Company's long-term debt:
•	Drawdown of $270.0 million under the term and revolving tranches of the $270 Million Facility;
•	Write-off of unamortized debt issuance costs of $0.6 million upon modification of long-term debt under the $375 Million Facility; and
•	Regular amortization of debt issuance costs of $1.9 million.
Whereas, the following material factors resulted in a decrease in the Company's long-term debt:
•	Regular repayment of debt of $79.5 million;
•	Prepayment of $80.8 million and $250.0 million, which was the full amount outstanding under the term and revolving credit facility under the $375 Million Facility; and
•	Financing costs of $1.4 million in relation to the refinancing of the $270 Million Facility.
10 Flex LNG Ltd. Third Quarter Results 2024

As at September 30, 2024 Flex Endeavour was unencumbered, and the vessel entered a into a new $160.0 million Sale and Leaseback, which was closed on October 3, 2024.
As at September 30, 2024, total equity was $801.9 million compared to $847.7 million as at December 31, 2023. This decrease in equity consists of distributions paid of $121.1 million, offset by net income of $72.5 million and $2.9 million relating to share-based compensation and distributed treasury shares for nine months ended September 30, 2024.
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LNG Market Update
After a rally in global LNG prices from February with prices up about 60%, LNG prices have stabilized within a narrow trading range not seen since 2021 before Russia’s invasion of Ukraine. The price increase has primarily been driven by firm demand and supply-side constraints, including outages at Freeport and Gorgon, export disruptions in Norway and North Africa, and heightened geopolitical tension in the Middle East. A pivotal moment occurred in August when Ukrainian forces took control of the Sudzha gas transit station in Russia’s Kursk Oblast, causing TTF prices to surge, peaking above $12/MMBtu for the first time since December 2023. Europe has managed to fill up the gas storage inventory levels ahead of heating season beyond what was required by the EU. On November 9, 2024 the European gas storage level was 94% full. By the end of Q3, TTF reached $12.6/MMBtu and currently stands at around $13.2/MMBtu for December delivery. In parallel, JKM closed Q3 at $13.1/MMBtu, underpinned by a Southeast Asian heatwave that sustained strong buying activity throughout the summer, compared prices now hovering around $13.6/MMBtu for December delivery.
Global LNG exports for the first ten months of 2024 reached 341 MT, up by a modest 1.8 MT, or 0.5%, year-on-year. The top exporters the U.S., Australia, and Qatar—each shipped 71 MT, 68 MT and 66 MT, respectively, accounting for a combined 205 MT, or roughly 60% of global exports. It is well established that 2024 will be a year with muted supply growth of new molecules, albeit smaller FLNG projects, such as Tortue FLNG (2.5 MTPA) and New Fortress Energy’s Altamira FLNG (1.4 MTPA), are ramping up. Venture Global’s Plaquemines LNG Phase 1 and Cheniere’s Corpus Christi Stage 3 aim for a late 2024 start, with full production expected by 2025. LNG export growth for the rest of 2024 is projected to remain flat or increase modestly by 1-1.5% year-on-year resulting in expected growth of 1% for 2024, which is the lowest recorded since 2020 when Covid-19 disrupted the market and resulted in only 1% LNG export growth.
The mature Asia LNG importers Japan, South Korea, and Taiwan often referred to as JKT increased their total imports with 3% to 113 MT, with Taiwan and South Korea driving imports growth (+2.6 MT). China maintained the position as the single largest global LNG importer, reaching 65 MT YTD-2024, a robust 10.3% increase year-on-year. In rest of Asia, imports surged by 9 MT or 16.3% compared to the same period last year, driven by lower spot prices, an April heatwave across Southeast Asia, and strong economic growth in India. The combined European LNG demand has been in retreat so far this year, and European LNG imports have dropped 22% year-on-year, largely due to a mild winter, industrial demand destruction and enhanced renewable output.
Looking ahead, the International Energy Agency (IEA) expects supply growth to accelerate, nearing 6% (or approximately 22 MT) in 2025, translating into demand for 40-50 new ships, excluding scrapping. However, with 88 LNG carriers slated for delivery next year, the market is amply supplied near term. Affinity forecasts 34 MTPA in new supply capacity for 2025, with phased ramps for projects including Plaquemines (Phase 1 at 10 MTPA), Golden Pass (Train 1 at 6 MTPA), Corpus Christi mid-scale (Trains 1-4 totaling 10 MTPA), LNG Canada (14 MTPA), and Qatar’s NFE project (Phase 1 at 16 MTPA). For 2026 and 2027, Affinity projects further additions of ~75 MTPA and 55 MTPA, respectively.
12 Flex LNG Ltd. Third Quarter Results 2024

Spot rates for modern two-stroke vessels averaged $70,900/day in Q3-2024, down from the $141,000/day average in the same period last year, due to a lower price environment, limited arbitrage opportunities and increased vessel supply. The absence of intra-month contango in LNG prices this season has disincentivized floating storage. Prompt availability ranged from 18 to 30 LNG carriers during the quarter, significantly above the five-year average. The YTD spot rate stands at ~$60,000/day, compared to ~$110,000/day last year. Fearnley currently quotes spot rates at $26,000/day for modern two-strokes.
In the term market, declining spot rates have softened short- to mid-term charter rates. According to shipbrokers, one-year TC rates are around $50,000/day, and three-year TC rates hover at $60,000/day. For longer-term periods (five years or more), rates are currently quoted between $80,000-85,000/day. Notably, recent period contracts for two-strokes range from the high-$70,000s/day for existing ships on prompt basis to the mid-$90,000s/day for newbuilds, reflecting stable sentiment for the late 2020s. Newbuild prices remain steady, quoted at ~$255-260m.
The active LNG fleet now counts around 670 vessels, with 44 delivered so far this year. With 24 more vessels set for delivery by the end of 2024, some ships might slip into next year given the market outlook. There are 338 vessels on order, including 24 uncontracted, translating to an order book-to-fleet ratio of 50% (by vessel count). Another 88 vessels are scheduled for delivery in 2025, followed by 84 in 2026. Following a lull in orders during summer, Q3-2024 saw 34 firm orders, including eight 174,000 cbm vessels ordered by ADNOC from Samsung HI and Hanwha, two by MISC for Petronas, and 24 Q-Max confirmed for Qatar Energy at Hudong Zhonghua.
Geopolitical factors will continue to influence the LNG industry in the coming years. The recent re-election of Donald Trump as U.S. President is expected to positively impact the LNG shipping market in the sense that the current pause on U.S. LNG export approvals will likely be lifted once he takes office. This will likely igniting new Final Investment Decisions (FIDs) for the LNG in 2025 and 2026 for the US LNG exports which was put in limbo following the moratorium implemented by the Biden administration in January 2024. Additionally, the new administration is anticipated to ease regulations on U.S. hydrocarbon production, in line with Trump’s “Drill, baby, drill” approach during the campaign.
Uncertainty surrounds Trump's foreign policy, particularly regarding his hawkish stance on China—a major consumer of U.S. LNG exports—and his potential introduction of trade tariffs, which could have complex implications for the LNG market. The U.S.-China relationship is deeply intertwined, as highlighted by ExxonMobil's 20-year agreement with Guangdong Energy Group, which operates a 4 MTPA LNG import terminal in China's Guangdong province. Guangdong, one of China’s largest consumers of gas by province, has developed receiving facilities with a combined capacity of ~30 MTPA, underscoring its strategic importance in the LNG trade.
13 Flex LNG Ltd. Third Quarter Results 2024

Third Quarter 2024 Result Presentation
Flex LNG will release its financial results for the third quarter 2024 on Tuesday November 12, 2024.
In connection with the earnings release, we will host a video webcast at 3:00 p.m. CET (9:00 a.m. EST). In order to attend the webcast use the following link:
https://events.webcast.no/flexlng/IqCHF6PFRyOkoOhpdu6c/sGMWGL0jqIHtED3vySfb
A Q&A session will be held after the conference/webcast. Information on how to submit questions will be given at the beginning of the session.
The presentation material which will be used in the conference/webcast can be downloaded on www.flexlng.com and replay details will also be available at this website. None of the information contained on the Company's website is incorporated into or forms a part of this report.
14 Flex LNG Ltd. Third Quarter Results 2024

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "forecast," "anticipate," "estimate," "intend," "plan," "possible," "potential," "pending," "target," "project," "likely," "may," "will," "would," "should," "could" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. As such, these forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements. The Company undertakes no obligation, and specifically declines any obligation, except as required by applicable law or regulation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the effect of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.
In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include: unforeseen liabilities, future capital expenditures, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the LNG tanker market, the impact of public health threats, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the fuel efficiency of the Company’s vessels, the market for the Company’s vessels, availability of financing and refinancing, ability to comply with covenants in such financing arrangements, failure of counterparties to fully perform their contracts with the Company, changes in governmental rules and regulations or actions taken by regulatory authorities, including those that may limit the commercial useful lives of LNG tankers, customers' increasing emphasis on environmental and safety concerns, potential liability from pending or future litigation, general domestic and international political conditions or events, including the war between Russia and Ukraine, as
15 Flex LNG Ltd. Third Quarter Results 2024

well as the developments in the Middle East, including continued conflicts between Israel and Hamas and the conflict regarding the Houthi attack in the Red Sea, business disruptions, including supply chain disruption and congestion, due to natural or other disasters or otherwise, potential physical disruption of shipping routes due to accidents, climate-related incidents, or political events, vessel breakdowns and instances of off-hire, and other factors, including those that may be described from time to time in the reports and other documents that the Company files with or furnishes to the U.S. Securities and Exchange Commission (“Other Reports”). For a more complete discussion of certain of these and other risks and uncertainties associated with the Company, please refer to the Other Reports.
16 Flex LNG Ltd. Third Quarter Results 2024

Board of Directors of Flex LNG Ltd.
November 12, 2024
Ola Lorentzon
Chairman of the Board of Directors

Steen Jakobsen
Director

Nikolai Grigoriev
Director

Susan Sakmar
Director

17 Flex LNG Ltd. Third Quarter Results 2024

Unaudited Interim Financial Information Condensed Consolidated Interim Statements of Operations
(figures in thousands of $, except per share data)
		Three months ended			Nine months ended
		September 30,	June 30,	September 30,	September 30,	September 30,
	Note	2024	2024	2023	2024	2023
Vessel operating revenues		90,483	84,697	94,584	265,415	273,788
Voyage expenses		(273)	(742)	(421)	(1,575)	(1,456)
Vessel operating expenses		(17,836)	(17,810)	(16,937)	(52,321)	(49,936)
Administrative expenses		(1,876)	(2,736)	(2,290)	(7,137)	(8,357)
Depreciation	7	(19,012)	(18,915)	(18,736)	(56,467)	(54,606)
Operating income		51,486	44,494	56,200	147,915	159,433
Interest income		937	1,122	945	2,996	3,918
Interest expense		(26,316)	(27,118)	(27,543)	(80,122)	(81,069)
Extinguishment costs of long-term debt		(637)	—	—	(637)	(10,238)
(Loss)/gain on derivatives	10	(8,032)	3,462	15,639	2,749	29,903
Foreign exchange gain/(loss)		84	147	95	(179)	(605)
Other financial items		(97)	(200)	(202)	(186)	(620)
Income before tax		17,426	21,907	45,134	72,537	100,722
Income tax expense		(18)	(72)	(33)	(70)	(74)
Net income		17,408	21,835	45,101	72,467	100,648

Earnings per share:
Basic	3	0.32	0.41	0.84	1.35	1.87
Diluted	3	0.32	0.40	0.84	1.34	1.87

Unaudited Interim Financial Information Condensed Consolidated Statements of Comprehensive Income
(figures in thousands of $)

		Three months ended			Nine months ended
		September 30,	June 30,	September 30,	September 30,	September 30,
		2024	2024	2023	2024	2023
Net income for the period		17,408	21,835	45,101	72,467	100,648
Total other comprehensive income/(loss)		—	—	—	—	—
Total comprehensive income		17,408	21,835	45,101	72,467	100,648

The accompanying notes are an integral part of these condensed consolidated financial statements.
18 Flex LNG Ltd. Third Quarter Results 2024

Unaudited Interim Financial Information Condensed Consolidated Interim Balance Sheets
(figures in thousands of $, except per share data)
		September 30,	June 30,	December 31,
	Note	2024	2024	2023
ASSETS
Current assets
Cash and cash equivalents	4	289,519	370,203	410,425
Restricted cash	4	54	52	119
Inventory		4,968	4,951	5,091
Other current assets	5	37,192	39,487	26,640
Receivables due from related parties	12	757	556	786
Total current assets		332,490	415,249	443,061

Non-current assets
Derivative instruments	10	25,514	36,302	48,829
Vessels and equipment, net	7	2,171,735	2,189,950	2,217,301
Other fixed assets		5	1	2
Total non-current assets		2,197,254	2,226,253	2,266,132
Total Assets		2,529,744	2,641,502	2,709,193

EQUITY AND LIABILITIES
Current liabilities
Current portion of long-term debt	8,9	95,361	104,100	103,870
Derivative instruments	10	375	444	—
Payables due to related parties	12	369	471	384
Accounts payable		2,381	2,758	3,508
Other current liabilities	6	51,639	53,823	45,505
Total current liabilities		150,124	161,596	153,267

Non-current liabilities
Long-term debt	8,9	1,577,692	1,656,294	1,708,273
Total non-current liabilities		1,577,692	1,656,294	1,708,273
Total Liabilities		1,727,817	1,817,890	1,861,540

Equity
Share capital (September 30, 2024: 54,520,325 shares issued, par value $0.01 per share (June 30, 2024, par value $0.01 per share and December 31, 2023: 54,520,325 shares issued, par value $0.10 per share))	13	545	545	5,452
Treasury shares at cost (September 30, 2024: 432,557 (June 30, 2024: 649,493 and December 31, 2023: 784,007))	14	(4,224)	(6,263)	(7,560)
Additional paid in capital	13	904,214	904,942	1,204,634
Contributed Surplus	13	224,101	264,504	—
Accumulated deficit		(322,708)	(340,116)	(354,873)
Total equity		801,928	823,612	847,653
Total Equity and Liabilities		2,529,744	2,641,502	2,709,193

The accompanying notes are an integral part of these condensed consolidated financial statements.

19 Flex LNG Ltd. Third Quarter Results 2024

Unaudited Interim Financial Information Condensed Consolidated Interim Statements of Cash Flows
(figures in thousands of $)
		Three months ended			Nine months ended
		September 30,	June 30,	September 30,	September 30,	September 30,
	Note	2024	2024	2023	2024	2023

OPERATING ACTIVITIES
Net income		17,408	21,835	45,101	72,467	100,648
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	7	19,012	18,915	18,736	56,467	54,606
Extinguishment costs of long-term debt		637	—	—	637	10,238
Amortization of debt issuance costs		666	605	474	1,890	1,873
Share-based payments	15	288	363	353	1,009	1,386
Foreign exchange (gain)/loss		(84)	(12)	(95)	314	605
Change in fair value of derivative instruments	10	10,497	3,365	(8,955)	13,113	(11,987)
Drydocking expenditure	7	(797)	(6,524)	121	(10,900)	(20,529)
Other		(27)	(79)	(2)	(225)	(3)
Changes in operating assets and liabilities, net:
Inventory		(17)	455	426	123	102
Other current assets	5	3,447	710	(2,656)	(9,400)	(12,346)
Receivables due from related parties	12	(201)	424	323	29	(595)
Payables due to related parties	12	(102)	(137)	(397)	(15)	30
Accounts payable		(377)	465	(1,907)	(1,127)	1,735
Other current liabilities	6	(2,184)	7,091	(5,364)	6,134	(4,989)
Net cash provided by operating activities		48,166	47,476	46,158	130,516	120,774

INVESTING ACTIVITIES
Purchase of other fixed assets		(4)	—	—	(4)	(2)
Net cash used in investing activities		(4)	—	—	(4)	(2)

FINANCING ACTIVITIES
Repayment of long-term debt	9	(26,565)	(26,502)	(26,396)	(79,526)	(84,390)
Proceeds from revolving credit facilities	9	85,000	400,000	400,000	885,000	1,356,667
Repayment of revolving credit facilities	9	(335,000)	(400,000)	(400,000)	(1,135,000)	(1,206,667)
Prepayment of long-term debt	9	(80,769)	—	—	(80,769)	(595,344)
Proceeds from long-term debt	9	270,000	—	—	270,000	650,000
Extinguishment costs paid on long-term debt	9	—	—	—	—	(1,433)
Proceeds from termination of derivative instruments	10	222	5,370	—	10,577	—
Financing costs		(2,510)	—	(15)	(2,522)	(7,696)
Proceeds from distribution of treasury shares	15	1,025	884	—	1,909	—
Dividends paid	3	(40,403)	(40,403)	(40,262)	(121,108)	(134,206)
Net cash used in financing activities		(129,000)	(60,651)	(66,673)	(251,439)	(23,069)

Effect of exchange rate changes on cash		156	91	95	(44)	(603)
Net increase/(decrease) in cash, cash equivalents and restricted cash		(80,682)	(13,084)	(20,420)	(120,971)	97,100

Cash, cash equivalents and restricted cash at the beginning of the period	4	370,255	383,339	449,921	410,544	332,401
20 Flex LNG Ltd. Third Quarter Results 2024

Unaudited Interim Financial Information Condensed Consolidated Interim Statements of Cash Flows

(figures in thousands of $)

		Three months ended			Nine months ended
		September 30,	June 30,	September 30,	September 30,	September 30,
	Note	2024	2024	2023	2024	2023
Cash, cash equivalents and restricted cash at the end of the period	4	289,573	370,255	429,501	289,573	429,501

The accompanying notes are an integral part of these condensed consolidated financial statements.

21 Flex LNG Ltd. Third Quarter Results 2024

Unaudited Interim Financial Information Condensed Consolidated Interim Statement of Changes in Equity
(figures in thousands of $, except per share data)

For the nine months ended September 30, 2023:
	Number of Shares Outstanding	Share Capital	Treasury Shares	Additional Paid in Capital	Accumulated Deficit	Total Equity

At January 1, 2023	53,682,140	5,452	(8,082)	1,203,407	(293,687)	907,090
Share-based payments	—	—	—	692	—	692
Net income	—	—	—	—	16,531	16,531
Dividends paid	—	—	—	—	(53,682)	(53,682)
At March 31, 2023	53,682,140	5,452	(8,082)	1,204,099	(330,838)	870,631
Share-based payments	—	—	—	341	—	341
Net income	—	—	—	—	39,016	39,016
Dividends paid	—	—	—	—	(40,262)	(40,262)
At June 30, 2023	53,682,140	5,452	(8,082)	1,204,440	(332,084)	869,726
Distributed treasury shares	54,178	—	522	(522)	—	—
Share-based payments	—	—	—	353	—	353
Net income	—	—	—	—	45,101	45,101
Dividends paid	—	—	—	—	(40,262)	(40,262)
At September 30, 2023	53,736,318	5,452	(7,560)	1,204,271	(327,245)	874,918

For the nine months ended September 30, 2024:

	Number of Shares Outstanding	Share Capital	Treasury Shares	Additional Paid in Capital	Contributed Surplus	Accumulated Deficit	Total Equity

At January 1, 2024	53,736,318	5,452	(7,560)	1,204,634	—	(354,873)	847,653
Share-based payments	—	—	—	358	—	—	358
Net income	—	—	—	—	—	33,224	33,224
Dividends paid	—	—	—	—	—	(40,302)	(40,302)
At March 31, 2024	53,736,318	5,452	(7,560)	1,204,992	—	(361,951)	840,933
Transfer arising from change in par value of shares	—	(4,907)	—	—	4,907	—	—
Transfer to contributed surplus	—	—	—	(300,000)	300,000	—	—
Distributed treasury shares	134,514	—	1,297	(413)	—	—	884
Share-based payments	—	—	—	363	—	—	363
Net income	—	—	—	—	—	21,835	21,835
Dividends paid	—	—	—	—	(40,403)	—	(40,403)
At June 30, 2024	53,870,832	545	(6,263)	904,942	264,504	(340,116)	823,612
Distributed treasury shares	216,936	—	2,039	(1,015)	—	—	1,024
Share-based payments	—	—	—	287	—	—	287
Net income	—	—	—	—	—	17,408	17,408
Dividends paid	—	—	—	—	(40,403)	—	(40,403)
At September 30, 2024	54,087,768	545	(4,224)	904,214	224,101	(322,708)	801,928

The accompanying notes are an integral part of these condensed consolidated financial statements.

22 Flex LNG Ltd. Third Quarter Results 2024

Notes to the Interim Consolidated Accounts
Note 1: General information
Flex LNG Ltd. (together with its subsidiaries, the "Company" or "Flex LNG") is a limited liability company, originally incorporated in the British Virgin Islands and registered in Bermuda as of June 2017. The Company's activities are focused on seaborne transportation of liquefied natural gas ("LNG"). The Company's ordinary shares are listed on the New York Stock Exchange (the "NYSE") and the Oslo Stock Exchange (the "OSE") under the symbol "FLNG". The interim financial information is unaudited.
Note 2: Accounting principles
Basis of accounting
The unaudited interim condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The unaudited interim condensed consolidated financial statements do not include all the disclosures required in an annual report, and should be read in conjunction with the annual consolidated financial statements and notes for the year ended December 31, 2023 included in the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission (the "SEC") on March 5, 2024.
Significant accounting policies
The accounting policies adopted in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2023.
Recent accounting pronouncements
Recently issued accounting pronouncements are not expected to materially impact the Company.
Note 3: Earnings per share
Basic earnings per share amounts are calculated by dividing the net income/(loss) by the weighted average number of ordinary shares outstanding during that period.
Diluted earnings per share amounts are calculated by dividing the net income/(loss) by the weighted average number of shares outstanding during the period, plus the weighted average number of ordinary shares that would be outstanding if all the dilutive potential ordinary shares were issued, excluding those purchased by the Company and held as treasury shares. If in the period there is a loss, then any potential ordinary shares have been excluded from the calculation of diluted loss per share as their effect would be anti-dilutive.
23 Flex LNG Ltd. Third Quarter Results 2024

The following reflects the net income/(loss) and share data used in the earnings per share calculation.
(figures in thousands of $, except per share data)
	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2024	2024	2023	2024	2023
Net income	17,408	21,835	45,101	72,467	100,648

Weighted average number of ordinary shares	53,881,486	53,846,340	53,689,275	53,821,601	53,684,544
Share options	154,650	185,292	268,873	229,775	279,796
Weighted average number of ordinary shares, adjusted for dilution	54,036,136	54,031,632	53,958,148	54,051,376	53,964,340

Earnings per share:
Basic	0.32	0.41	0.84	1.35	1.87
Diluted	0.32	0.40	0.84	1.34	1.87

Dividends/Distributions paid per share	(0.75)	(0.75)	(0.75)	(2.25)	(2.50)

On August 13, 2024, the Company’s Board of Directors declared a cash distribution for the second quarter of 2024 of $0.75 per share. This distribution was paid on September 12, 2024, to shareholders on record as of August 29, 2024.
Note 4: Cash, cash equivalents and restricted cash
The following identifies the balance sheet line items included in cash, cash equivalents and restricted cash as presented in the consolidated statements of cash flows:
(figures in thousands of $)
	September 30,	June 30,	December 31,
	2024	2024	2023
Cash and cash equivalents	289,519	370,203	410,425
Restricted cash	54	52	119
	289,573	370,255	410,544

Restricted cash consists of cash that is restricted by law for the Norwegian tax authorities in relation to social security of employees.
24 Flex LNG Ltd. Third Quarter Results 2024

Note 5: Other current assets

Other current assets includes the following:
(figures in thousands of $)
	September 30,	June 30,	December 31,
	2024	2024	2023
Trade accounts receivable, net	6,539	6,227	447
Accrued income	18,902	17,071	12,114
Prepaid expenses	9,825	8,120	7,498
Other receivables	1,926	8,069	6,581
	37,192	39,487	26,640

Note 6: Other current liabilities
Other current liabilities includes the following:
(figures in thousands of $)
	September 30,	June 30,	December 31,
	2024	2024	2023
Accrued expenses	14,293	19,120	12,582
Deferred charter revenue	37,030	34,074	32,441
Other current liabilities	182	553	482
Provisions	134	76	—
	51,639	53,823	45,505

Note 7: Vessels and equipment, net

Movements in the nine months ended September 30, 2024 for vessels and equipment, net is summarized as follows:

(figures in thousands of $)

	Vessels and equipment	Drydocks	Total

Cost
At January 1, 2024	2,467,470	43,214	2,510,684
Additions	—	10,900	10,900
Disposals	—	(5,000)	(5,000)
At September 30, 2024	2,467,470	49,114	2,516,584

Accumulated depreciation
At January 1, 2024	(275,371)	(18,012)	(293,383)
Charge	(49,338)	(7,129)	(56,467)
Disposals	—	5,000	5,000
At September 30, 2024	(324,709)	(20,141)	(344,850)

Net book value
At January 1, 2024	2,192,099	25,202	2,217,301
At September 30, 2024	2,142,761	28,973	2,171,735

In April 2024 and May 2024, we successfully completed the drydocking of Flex Constellation and Flex Courageous, respectively, in accordance with the guided timing and cost.
25 Flex LNG Ltd. Third Quarter Results 2024

Note 8: Capital commitments
As of September 30, 2024, the Company's only capital commitments relate to long-term debt obligations, summarized as follows:
(figures in thousands of $)
	Sale & leaseback	Period repayment	Balloon repayment	Total
1 year	51,654	32,355	—	84,009
2 years	52,972	48,589	—	101,561
3 years	53,724	48,589	—	102,313
4 years	54,532	48,589	—	103,121
5 years	55,329	37,379	392,786	485,494
Thereafter	613,254	14,457	182,000	809,711
Total	881,465	229,958	574,786	1,686,209

Sale & leaseback's, which are classified as financing arrangements, include loan amortization and the final amounts payable in connection with repurchase obligations payable at the end of their respective charters.
Note 9: Long-term debt
As of September 30, 2024, the Company had a long-term debt obligations of $1,673.1 million (December 31, 2023: $1,812.1 million).
As of September 30, 2024, the Company's long-term debt obligations, net of debt issuance costs, are summarized as follows;
(figures in thousands of $)
Facility Name	Type	Maturity Date	Current portion	Non-current portion	Total
Flex Resolute $150 Million Facility	Term	December 2028	7,635	127,446	135,081
Flex Enterprise $150 Million Facility	Term	June 2029	9,530	119,581	129,111
$290 Million Facility	Term and revolving	March 2029	14,240	252,899	267,139
$270 Million Facility	Term and revolving	February 2030	12,853	255,937	268,790
$320 Million Sale and Leaseback	Sale and leaseback	May 2032	18,379	252,652	271,031
$330 Million Sale and Leaseback	Sale and leaseback	February 2035	16,675	280,996	297,671
Flex Rainbow Sale and Leaseback	Sale and leaseback	February 2033	8,830	156,237	165,067
Flex Volunteer Sale and Leaseback	Sale and leaseback	December 2031	7,219	131,944	139,163
			95,361	1,577,692	1,673,053

26 Flex LNG Ltd. Third Quarter Results 2024

Note 10: Financial Instruments
In order to reduce the risk associated with fluctuations in interest rates, the Company has interest rate swap agreements, whereby floating interest has been swapped to a fixed rate of interest on an aggregate net notional principal of $635.0 million as of September 30, 2024 (December 31, 2023: $720.0 million).
In September 2024, the Company terminated fourteen interest rate swap agreements with an aggregate notional principal of $420.0 million and concurrently entered into three new swap agreements with an aggregate notional principal of $425.0 million. The terminated swaps had a remaining weighted average duration of 2.4 years whereas the new swaps have a weighted average duration of 3.9 years and a weighted average fixed rate of 1.64%.
In connection with the refinancing of the $375 Million Facility, the Company further terminated two swaps with an aggregate notional value of $40.0 million and with a remaining duration of 0.5 years. The two swaps had a positive fair value at the date of termination, of which $0.2 million was received by way of cash settlement.
As of September 30, 2024, the Company has fixed interest rate swaps of an aggregate notional principal amount of $635.0 million. The interest rate swaps have a fixed rate of interest based on SOFR with a weighted average interest rate of 1.96% and a weighted average duration of 4.0 years.
Our interest rate swap contracts as of September 30, 2024, of which none are designated as hedging instruments, are summarized as follows:
(figures in thousands of $)	Notional principal	Weighted Average Maturity Date	Weighted Average Fixed Interest Rate	Interest Rate Benchmark
Receiving floating, pay fixed	560,000	March 2029	2.08%	SOFR
Receiving floating, pay fixed	75,000	August 2025	0.99%	SOFR + CAS (1)

(1) The reference rate for these interest rate swap agreements are based on SOFR plus a Credit Adjustment Spread of 0.26161% based on the LIBOR fallback protocol.
Movements in the nine months ended September 30, 2024 for the derivative instrument assets and liabilities is summarized as follows:
(figures in thousands of $)

	Derivative Instrument Asset	Derivative Instrument Liability	Total
At January 1, 2024	48,829	—	48,829
Change in fair value of derivative instruments	(12,738)	(375)	(13,113)
Proceeds from termination of derivative instruments	(10,577)	—	(10,577)
At September 30, 2024	25,514	(375)	25,139

27 Flex LNG Ltd. Third Quarter Results 2024

(Loss)/Gain on derivatives as recorded on the Company's unaudited condensed consolidated statements of operations is summarized as follows:
(figures in thousands of $)
	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2024	2024	2023	2024	2023
Change in fair value of derivative instruments	(10,497)	(3,365)	8,955	(13,113)	11,987
Realized gain on derivative instruments	2,465	6,827	6,684	15,862	17,916
(Loss)/Gain on derivatives	(8,032)	3,462	15,639	2,749	29,903

Note 11: Fair Value of Financial Assets and Liabilities
The principal financial assets of the Company at September 30, 2024 and December 31, 2023, consist primarily of cash and cash equivalents, restricted cash, other current assets, receivables due from related parties and derivative instruments receivable. The principal financial liabilities of the Company consist of payables due to related parties, accounts payable, other current liabilities, derivative instruments payable and long-term debt.
The fair value measurements requirement applies to all assets and liabilities that are being measured and reported on a fair value basis. The assets and liabilities carried at fair value should be classified and disclosed in one of the following three categories based on the inputs used to determine its fair value:
Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.
The fair value of the Company's cash, cash equivalents and restricted cash approximates their carrying amounts reported in the accompanying condensed consolidated balance sheets.
The fair value of other current assets, receivables from related parties, payables due to related parties, accounts payable and other current liabilities approximate their carrying amounts in the accompanying condensed consolidated balance sheets.
The fair value of floating rate debt has been determined using Level 2 inputs and is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly or semi-annual basis. The carrying value of the floating rate debt is shown net of debt issuance costs, while fair value of floating rate debt is shown gross.
The fair value of fixed rate debt has been determined using Level 2 inputs being the discounted expected cash flows of the outstanding debt.
28 Flex LNG Ltd. Third Quarter Results 2024

The following table includes the estimated fair value and carrying value of those assets and liabilities.
(figures in thousands of $)		September 30,		December 31,
		2024		2023
Fair value hierarchy level		Carrying value of asset (liability)	Fair value asset (liability)	Carrying value of asset (liability)	Fair value asset (liability)
Cash and cash equivalents	Level 1	289,519	289,519	410,425	410,425
Restricted cash	Level 1	54	54	119	119
Derivative instruments receivable	Level 2	25,514	25,514	48,829	48,829
Derivative instruments payable	Level 2	(375)	(375)	—	—
Floating rate debt	Level 2	(1,533,890)	(1,545,710)	(1,667,749)	(1,680,623)
Fixed rate debt	Level 2	(139,163)	(121,870)	(144,394)	(128,218)

There have been no transfers between different levels in the fair value hierarchy during the nine months ended September 30, 2024.
Assets Measured at Fair Value on a Recurring Basis
The fair value (Level 2) of interest rate swap derivative agreements is the present value of the estimated future cash flows that we would receive or pay to terminate the agreements at the balance sheet date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves and the credit worthiness of both us and the derivative counterparty.
Concentration of Risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with SEB (S&P Global rating: A+), Danske Bank (S&P Global rating: A+) and DNB (S&P Global rating: AA-).
29 Flex LNG Ltd. Third Quarter Results 2024

Note 12: Related party transactions
We transact business with the following related parties and affiliated companies (and respective subsidiaries), being companies in which Geveran Trading Co. Ltd ("Geveran") and companies associated with Geveran have significant influence or control, including: SFL Corporation Ltd, Seatankers Management Co. Ltd, Paratus Energy Services Ltd, Golden Ocean Group Limited, Frontline Plc, Northern Ocean Limited, Avance Gas Holding Ltd, Front Ocean Management Ltd.
Related Party Balances
A summary of receivables due from related parties and affiliated companies are as follows:
(figures in thousands of $)
	September 30,	June 30,	December 31,
	2024	2024	2023
Seatankers Management Norway AS	—	18	—
Seatankers Services (UK) LLP	—	—	9
Frontline (Management) Cyprus Limited	757	513	8
Frontline Management (Bermuda) Limited	—	—	510
Avance Gas AS	—	25	232
Sloane Square Capital Holdings Ltd	—	—	19
Paratus Management (UK) Limited	—	—	8
	757	556	786

A summary of payables due to related parties and affiliated companies are as follows:
(figures in thousands of $)
	September 30,	June 30,	December 31,
	2024	2024	2023
Seatankers Management Norway AS	(10)	—	—
Frontline (Management) Cyprus Limited	—	(152)	—
Seatankers Management Co. Ltd	(29)	(29)	—
Frontline Corporate Services Ltd	(23)	(23)	(26)
Flex LNG Fleet Management AS	(259)	(256)	(358)
Front Ocean Management Ltd	(48)	(11)	—
	(369)	(471)	(384)

30 Flex LNG Ltd. Third Quarter Results 2024

Related Party Transactions
A summary of transactions with related parties and affiliated companies is as follows:

(figures in thousands of $)
	Three months ended			Year ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2024	2024	2023	2024	2023
Administration services fees
Seatankers Management Co. Ltd	(29)	(29)	(63)	(128)	(83)
Front Ocean Management AS	(57)	(117)	(82)	(330)	(293)
Front Ocean Management Ltd	(134)	(67)	(65)	(263)	(197)
Frontline Management (Bermuda) Limited	—	(66)	(15)	(96)	(98)
Frontline (Management) Cyprus Limited	(48)	(48)	—	(96)	—

Technical Management fees
Flex LNG Fleet Management AS	(827)	(939)	(966)	(2,639)	(2,622)

Office facilities
Seatankers Management Norway AS	—	(17)	(30)	(17)	(65)

Administrative support income
Sloane Square Capital Holdings Ltd	—	—	—	—	9
Avance Gas AS	—	5	—	15	178
Seatankers Services (UK) LLP	—	—	—	6	—
Total related party transactions	(1,096)	(1,278)	(1,221)	(3,549)	(3,171)

Note 13: Share capital, Additional Paid in Capital and Contributed Surplus
At the 2024 Annual General Meeting ("AGM") held in April 2024, the Company's shareholders approved the reduction of the Company's Share Premium Account (Recognized as Additional paid-in capital in the Consolidated Statements of Changes in Shareholders’ Equity) of the Company by $300.0 million and the crediting of the same amount resulting from the reduction to the Company’s Contributed Surplus account, with effect from April 2024. The purpose of this proposal is primarily to increase the ability of the Company to make distributions to its Shareholders.

Also at the 2024 AGM, the Company's shareholders approved a reorganization of the Company's share capital was approved in accordance with the Bermuda Companies Act. Prior to the reorganization, the Company's authorized share capital was 10,000,000,000 shares, par value $0.10 per share. Following the reorganization, the Company's authorized share capital was adjusted to 100,000,000 shares, par value $0.01 per share. As there were 54,520,325 shares issued and fully paid at the time of the reorganization, to reflect the decrease in the par value of each share from $0.10 to $0.01, $4.9 million was transferred from share capital to contributed surplus. The shares of par value $0.01 each rank pari passu in all respects with each other.
In June and September 2024, the Company paid cash distributions out of the Company's Contributed Surplus account for the first and second quarter 2024 of $0.75 per share.
31 Flex LNG Ltd. Third Quarter Results 2024

As at September 30, 2024, the Company had an issued share capital of $0.5 million divided into 54,520,325 ordinary shares, par value $0.01 per share and as at December 31, 2023, the Company had issued share capital of $5.5 million divided into 54,520,325 ordinary shares, par value $0.10 per share.

As at September 30, 2024, the Company had Additional Paid in Capital of $904.2 million (December 31, 2023: $1,204.6 million).

As at September 30, 2024, the Company had Contributed Surplus of $224.1 million (December 31, 2023: $0.0 million).

Note 14: Treasury shares

As at September 30, 2024, the Company holds an aggregate of 432,557 shares (December 31, 2023: 784,007 shares) at a cost of $4.2 million (December 31, 2023: $7.6 million), with a weighted average cost of $9.64 per share (December 31, 2023: $9.64 per share).

Note 15: Share based compensation
In the three months ended September 30, 2024, 249,000 share options, under the August 2021 tranche and May 2022 tranche were exercised by members of management and settled by the Company through the transfer of 216,936 Treasury shares to the option holders.
As at September 30, 2024, the Company had 20,000 outstanding non-vested share options (December 31, 2023: 271,500), with a weighted average adjusted exercise price of $16.62 (December 31, 2023: $10.51) and a weighted average remaining contractual term of 2.6 years (December 31, 2023: 2.8 years).
The number of outstanding vested share options as at September 30, 2024 was nil (December 31, 2023: 142,000).
Adjusted exercise price refers to the fact that the exercise price of each option is adjusted for dividends paid since the grant date of the option in line with the Company's share option scheme.
Note 16: Subsequent Events

In October 2024, the Company closed the Flex Endeavour Sale and Leaseback with an Asian-based lease provider  with net proceeds of $160.0 million.
32 Flex LNG Ltd. Third Quarter Results 2024

In November 2024, the Company signed an amendment under the Flex Enterprise $150 Million Facility to convert the non-amortizing term loan tranche of $83.7 million to a non-amortizing revolving credit facility. The Company's revolving credit facility capacity has therefore increased from $330.0 million as at September 30, 2024 to $413.7 million, subject to final documentation and customary closing conditions in the fourth quarter 2024.

In November 2024, the charterer of Flex Courageous and Flex Resolute, agreed to amend and extend by way of addendum to the existing time charters, to include a new firm period from 2029 to 2032 following the last two year option under the original time charter contract. The addendum includes additional options for the Charterer to extend each vessel by up to seven years in periods of two years, two years and three years.

In November 2024, the charterer of Flex Constellation sent notice that they will not utilize their extension option under the time charter. The vessel is expected to be re-delivered from the existing contract late in the first quarter of 2025. Following the re-delivery, the vessel will be marketed for short and long-term contracts.

On November 11, 2024, the Company’s Board of Directors declared a cash distribution for the third quarter of 2024 of $0.75 per share. The distribution will be made from the Company’s Contributed Surplus account, which consists of previously paid in share premium transferred from the Company’s Additional Paid In Capital account. This dividend will be paid on or around December 11, 2024, to shareholders on record as of November 27, 2024. On the NYSE, the ex-dividend date is November 27, 2024 and last day of trading right to receive distribution is November 26, 2024. For shareholders on the OSE holding shares registered with Euronext Securities Oslo, other dates may apply. Information on key dividends dates for shareholders on OSE are made in a separate stock exchange disclosure which is available on our website.

All declarations of dividends are subject to the determination and discretion of the Company’s Board of Directors based on its consideration of various factors, including the Company’s results of operations, financial condition, level of indebtedness, anticipated capital requirements, contractual restrictions, restrictions in its debt agreements, restrictions under applicable law, its business prospects and other factors that the Board of Directors may deem relevant.
33 Flex LNG Ltd. Third Quarter Results 2024

(A) Reconciliation of Net Income/(Loss) to EBITDA and Adjusted EBITDA (Earnings before Interest Taxes Depreciation and Amortization)

EBITDA is defined as net income/(loss) plus net interest expense, write-off of debt issuance costs, income tax expense / (benefit) and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the items set forth in the table below, which represent items that we believe are not indicative of the ongoing performance of our core operations. EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by U.S. GAAP, and should not be considered in isolation or used as alternatives to net income, operating income, cash flow from operating activity or any other indicator of our operating performance or liquidity calculated in accordance with U.S. GAAP.
Our presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. Our management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of our core operations and facilitate comparison of our operating performance to the operating performance of our peers. Additionally, our management uses EBITDA and Adjusted EBITDA as measures when reviewing the Company’s operating performance. While we believe these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by us may not be comparable to similar measures used by other companies.
We present Adjusted EBITDA because Adjusted EBITDA eliminates the impact of items not associated with the ongoing performance of our core operations. To derive Adjusted EBITDA, we have excluded certain gains/losses related to mark to market of derivatives, termination of long-term debt and foreign exchange.
The table below reconciles net income/(loss), the most directly comparable U.S. GAAP measure, to EBITDA and Adjusted EBITDA.
(Unaudited figures in thousands of $)	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2024	2024	2023	2024	2023
Net income	17,408	21,835	45,101	72,467	100,648
Interest income	(937)	(1,122)	(945)	(2,996)	(3,918)
Interest expense	26,316	27,118	27,543	80,122	81,069
Write-off of unamortized debt issuance costs	637	—	—	637	8,805
Income tax expense	18	72	33	70	74
Depreciation	19,012	18,915	18,736	56,467	54,606
EBITDA	62,453	66,818	90,468	206,766	241,284
Extinguishment costs paid on long-term debt	—	—	—	—	1,433
(Gain)/loss on derivatives	8,032	(3,462)	(15,639)	(2,749)	(29,903)
Foreign exchange (gain)/loss	(84)	(147)	(95)	179	605
Adjusted EBITDA	70,401	63,209	74,734	204,196	213,419

34 Flex LNG Ltd. Third Quarter Results 2024

(B) Reconciliation of Net Income/(Loss) to Adjusted Net Income/(Loss) and Adjusted Earnings/(Loss) Per Share

Adjusted net income represents earnings before write-off and accelerated amortization of unamortized loan fees, fees in relation to the extinguishment of long-term debt, foreign exchange gains/loss and gain/loss on derivatives financial instruments held for trading. Adjusted Earnings/(loss) Per Share ("EPS") represents earnings attributable to shareholders of the Company adjusted for unrealized gain/loss on derivatives as defined above, foreign exchange gains/losses, fees in relation to the extinguishment of long-term debt and write-off and accelerated amortization of unamortized loan fees and premium, divided by the weighted average number of shares outstanding. Adjusted net income and adjusted EPS are non-GAAP financial measures that are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. We believe that adjusted net income and adjusted EPS assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common shares. This is achieved by excluding the potentially disparate effects between periods of gain/loss on derivatives, foreign exchange gains/losses and write-off and accelerated amortization of unamortized loan fees, which items are affected by various and possibly changing financing methods, financial market conditions, capital structure and historical cost basis, and which items may significantly affect results of operations between periods.
Adjusted net income and adjusted EPS have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, net income, operating income, earnings per share or any other measure of operating performance presented in accordance with US GAAP. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Adjusted net income and adjusted EPS are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows and other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.
In evaluating adjusted net income and adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of adjusted net income and adjusted EPS should not be construed as an inference that our future results will be unaffected by the excluded items. Therefore, the non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.
35 Flex LNG Ltd. Third Quarter Results 2024

(Unaudited figures in thousands of $, except per share data)	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2024	2024	2023	2024	2023
Net income	17,408	21,835	45,101	72,467	100,648
Extinguishment costs of long-term debt	637	—	—	637	10,238
Change in assets/liabilities of derivative instruments	10,719	8,735	(8,955)	23,690	(11,987)
Foreign exchange (gain)/loss	(84)	(147)	(95)	179	605
Adjusted net income	28,680	30,423	36,051	96,973	99,504

Weighted average number of ordinary shares	53,881,486	53,846,340	53,689,275	53,821,601	53,684,544
Denominator for diluted earnings per share	54,036,136	54,031,632	53,958,148	54,051,376	53,964,340

Adjusted basic earnings per share	0.53	0.56	0.67	1.80	1.85
Adjusted diluted earnings per share	0.53	0.56	0.67	1.79	1.84

(C) Reconciliation of Total Operating Revenues to Time Charter Equivalent Income and Time Charter Equivalent Rate

(i) Time Charter Equivalent Income

Consistent with general practice in the shipping industry, we use Time Charter Equivalent ("TCE") income as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. We define TCE income as operating revenues less voyage expenses. Under time charter agreements, voyage expenses, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer. Whereas under voyage charter agreements, voyage expenses are borne and paid by the owner. TCE income is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time Charter Equivalent income, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with vessel operating revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance.
While we believe these measures are useful to investors, the definitions of TCE income and the TCE rate used by us may not be comparable to similar measures used by other companies.
The table below reconciles Vessel operating revenues, the most directly comparable U.S. GAAP measure, to Time Charter Equivalent income.
(Unaudited figures in thousands of $)	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2024	2024	2023	2024	2023
Vessel operating revenues	90,483	84,697	94,584	265,415	273,788
Less:
Voyage expenses	(273)	(742)	(421)	(1,575)	(1,456)
Time charter equivalent income	90,210	83,955	94,163	263,840	272,332

36 Flex LNG Ltd. Third Quarter Results 2024

(ii) Time Charter Equivalent Rate
Time charter equivalent rate ("TCE rate") represents the weighted average daily TCE income of our entire operating fleet.
TCE rate is a measure of the average daily income performance. Our method of calculating TCE rate is determined by dividing TCE income by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in our possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in our possession during the period but is not operational as a result of unscheduled repairs, scheduled drydocking or special or intermediate surveys and lay-ups, if any.
The table below reconciles Time Charter Equivalent income to Time Charter Equivalent rate.
(Unaudited figures in thousands of $, except for TCE rate and days)	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2024	2024	2023	2024	2023
Time charter equivalent income	90,210	83,955	94,163	263,840	272,332

Fleet onhire days	1,196	1,160	1,189	3,527	3,452
Time charter equivalent rate	75,426	72,385	79,207	74,796	78,888

(D) Reconciliation of Vessel operating expenses to Operating Expenses per day

(i) Operating Expenses per day
Operating Expenses ("Opex") per day represents the weighted average daily vessel operating expenses of our entire operating fleet.
Opex per day is a measure of the average daily operating performance. Our method of calculating Opex per day is determined by dividing vessel operating expenses by the available days during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period.
Consistent with general practice in the shipping industry, we use Opex per day as a measure to compare Opex to compare the relative performance of the Companies technical performance with other industry peers. Operating expenses is a common shipping industry performance measure used primarily to compare period-to-period borne
37 Flex LNG Ltd. Third Quarter Results 2024

by the owner of the vessel and therefore can impact the overall net income and performance of the Company's fleet. Opex per day, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with Vessel Operating Expenses, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance
The table below reconciles Vessel Operating Expenses to Opex per day.
(Unaudited figures in thousands of $, except for opex per day and available days)	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2024	2024	2023	2024	2023
Vessel operating expenses	(17,836)	(17,810)	(16,937)	(52,321)	(49,936)

Available days	1,196	1,183	1,196	3,562	3,549
Opex per day	(14,913)	(15,055)	(14,161)	(14,689)	(14,071)

38 Flex LNG Ltd. Third Quarter Results 2024